EXHIBIT 99.1

B2Gold Reports Q4 and Full Year 2025 Results & 2026 Guidance; Achieved 2025 Gold Production and Cost Guidance; Record Annual Revenue in 2025 of Over $3 Billion; Gold Production for 2026 Anticipated to be Between 820,000 and 970,000 oz; Q1 2026 Dividend of US$0.02 Per Share Declared

VANCOUVER, British Columbia, Feb. 18, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces its operational and financial results for the fourth quarter and full year 2025, together with 2026 operating and cost guidance. All dollar figures are in United States dollars unless otherwise indicated.

2025 Fourth Quarter and Full Year Highlights

  Consolidated gold production of 303,029 ounces in Q4 2025: The Fekola, Masbate and Otjikoto mines all exceeded gold production expectations for the fourth quarter, capping off strong operational years at all three sites. Commercial production at the Goose Mine was achieved on October 2, 2025, after which it produced 38,616 ounces in the fourth quarter.

  Consolidated cash operating costs of $736 per ounce produced in Q4 2025: Consolidated cash operating costs (see “Non-IFRS Measures”) were $736 per gold ounce produced during the fourth quarter of 2025, lower than expected as a result of higher than anticipated gold production in the quarter.

  Consolidated all-in sustaining costs of $1,754 per ounce sold in Q4 2025: Consolidated all-in sustaining costs (see “Non-IFRS Measures”) were $1,754 per gold ounce sold during the fourth quarter of 2025, higher than expected as a result of lower than anticipated gold ounces sold due to the timing of shipments at the Fekola Mine and higher than budgeted royalties resulting from a higher realized gold price than expected.

  Annual consolidated gold production of 979,604 ounces: Consolidated gold production for 2025 was 979,604 ounces, including 14,554 ounces of pre-commercial production from the Goose Mine, slightly below the mid-point of the Company's guidance range of between 940,000 and 1,045,000 ounces. In 2025, the Fekola, Masbate and Otjikoto mines continued their strong performance producing 926,434 ounces of gold, at the mid-point of their guidance range of between 890,000 and 965,000 ounces. Commercial production at the Goose Mine was achieved on October 2, 2025, after which it produced 38,616 ounces, totaling 53,170 ounces for 2025, at the low end of its guidance range of between 50,000 and 80,000 ounces.

  Annual consolidated cash operating costs of $769 per gold ounce produced: Annual consolidated cash operating costs (see “Non-IFRS Measures”), excluding pre-commercial production from the Goose Mine, of $769 per gold ounce produced. Cash operating costs for the year ended December 31, 2025, were below the low end of the Company's guidance range of $795 to $855 per ounce produced as a result of higher than expected gold production and lower fuel costs.

  Annual consolidated all-in sustaining costs of $1,584 per gold ounce sold: Annual consolidated all-in sustaining costs (see “Non-IFRS Measures”), excluding pre-commercial production from the Goose Mine, of $1,584 per gold ounce sold, at the low end of the Company's guidance range of $1,575 to $1,635 per ounce sold. The increase in realized gold price compared to budget for the year resulted in additional royalties of $169 per gold ounce sold.

  Record annual revenue of $3.06 billion in 2025: Achieved record annual revenue of $3.06 billion on gold sales of 927,797 ounces at an average realized gold price of $3,299 per ounce sold.

  Attributable net income of $0.13 per share in Q4 2025; Adjusted attributable net income of $0.11 per share in Q4 2025: Net income attributable to the shareholders of the Company of $171 million ($0.13 per share) in the fourth quarter of 2025; adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $147 million ($0.11 per share) in the fourth quarter of 2025. For the year ended December 31, 2025, net income attributable to the shareholders of the Company was $402 million ($0.30 per share), predominantly due to strong gold production and higher than expected realized gold prices, and adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company was $612 million ($0.46 per share).

  Annual operating cash flow before working capital adjustments of $940 million, including $211 million in Q4 2025: Cash flow provided by operating activities before working capital adjustments was $211 million in the fourth quarter of 2025. Cash flow provided by operating activities before working capital adjustments for the year ended December 31, 2025, was $940 million.

  Strong financial position and liquidity: At December 31, 2025, the Company had cash and cash equivalents of $380 million and working capital (defined as current assets less current liabilities) of $68 million. Working capital at December 31, 2025, reflected the classification of the Company's gold prepayment obligations as current liabilities. As of December 31, 2025, the Company had $650 million available under its revolving credit facility ("RCF"). Subsequent to year end, the Company repaid $100 million on the RCF leaving $750 million available for future draw downs.

  Repurchased 7 million shares for $34 million under the Company’s normal course issuer bid (“NCIB”): On April 1, 2025, the Toronto Stock Exchange accepted the notice of B2Gold’s intention to implement an NCIB, which became effective on April 3, 2025, and will expire no later than April 2, 2026. During the year ended December 31, 2025, the Company repurchased 2 million shares for $10 million. Subsequent to year end, the Company repurchased a further 5 million shares for $24 million.

  Q1 2026 dividend of $0.02 per share declared: On February 18, 2026, B2Gold's Board of Directors declared a cash dividend for the first quarter of 2026 of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on March 19, 2026, to shareholders of record as of March 6, 2026.

Fourth Quarter and Full Year 2025 Results

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024	2023

Gold revenue ($ in thousands)	1,053,977	499,788	3,061,238	1,902,030	1,934,272
Net income (loss) ($ in thousands)	180,259	(9,325)	426,699	(626,653)	41,588
Earnings (loss) per share – basic(1) ($/share)	0.13	(0.01)	0.30	(0.48)	0.01
Earnings (loss) per share – diluted(1) ($/share)	0.11	(0.01)	0.28	(0.48)	0.01
Cash provided by operating activities ($ in thousands)	286,364	120,544	895,836	877,604	714,453
Total assets ($ in thousands)	5,879,316	4,813,998	5,879,316	4,813,998	4,874,619
Non-current liabilities ($ in thousands)	1,176,544	1,197,614	1,176,544	1,197,614	651,173
Average realized gold price ($/ounce)	3,718	2,661	3,299	2,373	1,946
Adjusted net income(1)(2) ($ in thousands)	147,251	17,433	611,853	206,542	347,203
Adjusted earnings per share(1)(2) - basic ($)	0.11	0.01	0.46	0.16	0.28
Consolidated operations results:
Gold sold including pre-commercial ounces sold from the Goose Mine (ounces)	283,490	187,793	927,797	801,524	994,060
Gold sold excluding pre-commercial ounces sold from the Goose Mine (ounces)	283,490	187,793	920,112	801,524	994,060
Gold produced including pre-commercial production from the Goose Mine (ounces)	303,029	186,001	979,604	785,134	992,343
Gold produced excluding pre-commercial production from the Goose Mine (ounces)	303,029	186,001	965,050	785,134	992,343
Production costs ($ in thousands)	227,935	181,376	745,446	681,828	616,197
Cash operating costs(2)(3) ($/gold ounce sold)	804	966	800	851	620
Cash operating costs(2)(3) ($/gold ounce produced)	736	968	769	879	631
Total cash costs(2)(3) ($/gold ounce sold)	1,266	1,235	1,174	1,034	756
All-in sustaining costs(2)(3) ($/gold ounce sold)	1,754	1,668	1,584	1,463	1,199
Operations results including equity investment in Calibre:
Gold sold (ounces)	283,490	187,793	927,797	821,168	1,062,785
Gold produced (ounces)	303,029	186,001	979,604	804,778	1,061,060
Production costs ($ in thousands)	227,935	181,376	745,446	706,954	683,963
Cash operating costs(2) ($/gold ounce sold)	804	966	800	861	644
Cash operating costs(2) ($/gold ounce produced)	736	968	769	889	654
Total cash costs(2) ($/gold ounce sold)	1,266	1,235	1,174	1,041	776
All-in sustaining costs(2) ($/ounce gold sold)	1,754	1,668	1,584	1,465	1,201

(1)  Attributable to the shareholders of the Company.
(2)  Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3)  Cash operating costs per gold ounce sold, cash operating costs per gold ounce produced, total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold do not include the results of pre-commercial production or sales from the Goose Mine.

2026 Guidance Highlights

  Consolidated gold production in 2026 is anticipated to be between 820,000 and 970,000 ounces: Consolidated gold production for 2026 is expected to be between 820,000 and 970,000 ounces. The expected decrease in 2026 production relative to 2025 is predominantly due to a step down in production at the Otjikoto Mine following the completion of open pit mining in the Otjikoto Pit and expected lower production at the Fekola Complex (Fekola Mine and Fekola Regional) as stripping of Phase 8 of the Fekola Pit continues, partially offset by the continued ramp up of the Goose Mine. Consolidated production in 2027 is expected to increase back to 2025 levels including expected steady state production for the Goose Mine for the full year. To date in 2026, the operations have been performing well, with all four mines outperforming expectations in January 2026.

  Consolidated cash operating costs guidance in 2026 of between $1,155 and $1,280 per gold ounce produced: Consolidated cash operating cost (see “Non-IFRS Measures”) guidance for 2026 of between $1,155 and $1,280 per gold ounce.

  Consolidated all-in sustaining cost guidance of between $2,400 and $2,580 per gold ounce sold: Consolidated all-in sustaining cost per gold ounce sold (see “Non-IFRS Measures”) for 2026 of between $2,400 and $2,580 per ounce, reflecting an investment in deferred stripping at the Fekola Mine and a partial ramp up year at the Goose Mine. Consolidated all-in sustaining cost guidance assumes a realized gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $485 million or approximately $525 per ounce sold. Each $100 per ounce change in the gold price is expected to impact consolidated all-in sustaining costs per ounce sold by approximately $12 per ounce.

  Continued focus on exploration investment across B2Gold’s prospective land packages: $73 million is budgeted for exploration in 2026 to support organic growth by advancing the Company’s pipeline of development, brownfield and greenfield exploration projects, with a considerable portion allocated to continue the significant exploration campaign at the Back River Gold District.

2026 Production and Cost Guidance

2026 Guidance (100% Basis)(1)	Fekola Complex(2)	Masbate	Otjikoto	Goose	Other	Operations and Projects Total
Gold Production (koz)	410 - 460	170 - 190	70 - 90	170 - 230	—	820 - 970
Cash Operating Costs ($/oz produced)(3)	1,060 - 1,160	900 - 1,000	1,200 - 1,300	1,610 - 1,810	—	1,155 - 1,280
Royalties and Production Taxes ($/oz sold)	910	240	200	75	—	525
Sustaining Capital Expenditures ($M)	122	38	13	103	—	276
Deferred Stripping / Underground Development ($M)	156	11	13	85	—	265
Sustaining Mine Exploration Expenditures ($M)	3	—	—	24	—	27
General & Administrative (incl. Stock Based Compensation) ($M)	14	8	3	—	63	88
All-In Sustaining Costs ($/oz sold)(3)	2,670 - 2,820	1,430 - 1,580	1,830 - 1,980	2,670 - 2,970	—	2,400 - 2,580
Growth / Construction Capital Expenditures ($M)	2	12	31	14	61	120
Growth Exploration Expenditures ($M)	1	3	6	—	36	46
Total Growth / Non-Sustaining Capital Expenditures ($M)	3	15	37	14	97	166

(1)  Totals may not add due to rounding. Estimates are based on a $5,000 per oz gold price assumption for 2026.
(2)  The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), and Fekola Regional (Anaconda Area, comprised of the consolidated Menankoto permit, and the Dandoko permit.
(3)  Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2025, the Company had cash and cash equivalents of $380 million (December 31, 2024 - $337 million). Working capital at December 31, 2025, was $68 million (December 31, 2024 - $321 million). Working capital at December 31, 2025, reflects the fair value of the current portion of the Company's derivative portfolio and higher income taxes payable, both driven by higher gold prices, partially offset by higher supplies inventory levels primarily related to ramp up at the Goose Mine. At December 31, 2025, the Company had $150 million drawn on the Company's $800 million RCF with $650 million remaining available for future draw downs. Subsequent to December 31, 2025, the Company repaid $100 million of the outstanding RCF balance leaving $750 million available for future draw downs.

First Quarter 2026 Dividend

On February 18, 2026, B2Gold's Board of Directors declared a cash dividend for the first quarter of 2026 (the “Q1 2026 Dividend”) of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on March 19, 2026, to shareholders of record as of March 6, 2026.

The Company currently has a Dividend Reinvestment Plan (“DRIP”). For the purposes of the Q1 2026 Dividend, the Company has determined that no discount will be applied to calculate the Average Market Price (as defined in the DRIP) of its common shares issued from treasury. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution, or other intermediary through which they hold common shares well in advance of the above date for instructions on how to enroll in the DRIP.

This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

For more information regarding the DRIP and enrollment in the DRIP, please refer to the Company's website at https://www.b2gold.com/investors/stock_info/.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information at the end of this news release.

Operations

Fekola Complex - Mali

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024

Gold revenue ($ in thousands)	639,133	229,779	1,743,698	951,676
Gold sold (ounces)	153,407	86,453	493,759	404,458
Average realized gold price ($/ounce)	4,166	2,658	3,531	2,353
Tonnes of ore milled	2,402,312	2,442,390	9,763,519	9,891,717
Grade (grams/tonne)	2.29	1.17	1.84	1.34
Recovery (%)	92.4	91.9	91.8	92.6
Gold production (ounces)	163,720	84,015	530,769	392,946
Production costs ($ in thousands)	118,511	107,778	408,105	384,221
Cash operating costs(1) ($/gold ounce sold)	773	1,247	827	950
Cash operating costs(1) ($/gold ounce produced)	642	1,192	772	990
Total cash costs(1) ($/gold ounce sold)	1,490	1,684	1,389	1,198
All-in sustaining costs(1) ($/gold ounce sold)	1,903	2,237	1,804	1,723
Capital expenditures ($ in thousands)	50,175	59,571	222,670	257,776
Exploration ($ in thousands)	609	1,292	609	4,428

(1)  Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (Anaconda Area, comprised of the consolidated Menankoto permit, and the Dandoko permit), which will be owned 65% by B2Gold and 35% by the State of Mali. Fekola Regional is located approximately 20 kilometers (“km”) from the Fekola Mine. Delays in the receipt of the Fekola Regional exploitation permit resulted in no mining activity from Fekola Regional in 2025.

The Fekola Mine produced 530,769 ounces of gold for the full year 2025, still within the overall annual guidance range for the Fekola Complex of between 515,000 and 550,000 ounces. For the year ended December 31, 2025, mill feed grade was 1.84 grams per tonne ("g/t"), mill throughput was 9.76 million tonnes, and gold recovery averaged 91.8%. In the fourth quarter of 2025, the Fekola Mine produced 163,720 ounces of gold, higher than expected. For the fourth quarter of 2025, mill feed grade was 2.29 g/t, mill throughput was 2.40 million tonnes, and gold recovery averaged 92.4%. During the third quarter of 2025, the Fekola Complex celebrated the significant milestone of four million ounces of gold produced since inception of the mine. On February 3, 2026, the Fekola Complex also achieved a significant safety milestone, celebrating two years of operating without a lost-time injury incident.

For the year ended December 31, 2025, the Fekola Mine's cash operating costs (refer to “Non-IFRS Measures”) of $772 per ounce produced ($827 per gold ounce sold), within the Fekola Complex's guidance range of between $740 to $800 per ounce. Cash operating costs per ounce produced for the full year were lower than expected as a result of higher than anticipated gold production, lower operating costs including lower fuel prices for diesel and heavy fuel oil, lower site general costs, and lower underground mining costs due to the timing of receipt of the underground permit approval. Cash operating costs for the fourth quarter of 2025 were $642 per gold ounce produced ($773 per gold ounce sold), lower than expected for the same reasons above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Fekola Mine for the year ended December 31, 2025, were $1,804 per gold ounce sold, higher than the Fekola Complex’s guidance range of between $1,670 and $1,730 per ounce. All-in sustaining costs for the year ended December 31, 2025, were above the guidance range as a result of lower than anticipated gold ounces sold and higher than expected royalties resulting from a higher than expected gold price. The increase in realized gold price compared with budget for the year resulted in additional royalties of $272 per ounce sold. Gold sales were lower than expected due to the timing of shipments. The Fekola Mine shipped approximately 20,500 ounces close to the end of the year that were subsequently sold shortly after December 31, 2025. All-in sustaining costs for the fourth quarter of 2025 were $1,903 per gold ounce sold. As with the full year 2025, all-in sustaining costs per ounce sold for the fourth quarter of 2025 were higher than expected due to the lower than anticipated gold ounces sold and higher than expected royalties resulting from a higher gold price when compared to budget.

Capital expenditures for the year ended December 31, 2025, totalled $223 million, primarily consisting of $84 million for deferred stripping, $57 million for Fekola underground development, $55 million for mobile equipment purchases and rebuilds, $10 million for the construction of a new tailings storage facility ("TSF"), $4 million for power plant rebuilds and $3 million for solar plant expansion. Capital expenditures in the fourth quarter of 2025 totalled $50 million, primarily consisting of $20 million for deferred stripping, $6 million for Fekola underground development, $19 million for mobile equipment purchases and rebuilds, $2 million for power plant rebuilds and $1 million for the construction of a new TSF.

During the year ended December 31, 2025, the Company received refunds of approximately $65 million in value-added tax receivables from the Government of Mali by way of offsets against income tax installments.

The development of Fekola Regional has the potential to enhance the Fekola Complex production profile and extend the life of the Complex. The Company now expects to receive the Fekola Regional exploitation permit during the first quarter of 2026. Upon receipt of the exploitation permit, mining pre-stripping activities will commence immediately for a period of three months, followed by initial gold production, which is expected to commence in the second half of 2026. Importantly, the haul road from Fekola Regional to the Fekola Mine is operational as construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in 2023. Fekola Regional gold production is expected to ramp up to an average of approximately 180,000 ounces per year over its first five years of full production from 2027 through 2031, with a mine life expected to extend well into the 2030’s.

The Fekola Complex in Mali is expected to produce between 410,000 and 460,000 ounces of gold in 2026 at cash operating costs of between $1,060 and $1,160 per ounce produced and all-in sustaining costs of between $2,670 and $2,820 per ounce sold. Fekola Regional is anticipated to contribute between 60,000 and 80,000 ounces of additional gold production in 2026 through the trucking of open pit ore to the Fekola mill once the exploitation permit has been received. Gold production at the Fekola Complex is expected to be relatively consistent throughout the year as production from Fekola Regional is expected to ramp up in the second half of the year and will offset decreased production from Fekola Phase 7 as the Fekola pit begins to transition to Phase 8. All-in sustaining cost guidance for the Fekola Complex is based on an assumed realized gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $410 million or approximately $910 per ounce sold. Each $100 per ounce change in the gold price is expected to impact the Fekola Complex's all-in sustaining costs by approximately $23 per ounce.

The Fekola Complex is projected to process 9.57 million tonnes of ore during 2026 at an average grade of 1.57 g/t gold with a process gold recovery of 92.4%.

Capital expenditures in 2026 for the Fekola Complex are expected to total approximately $280 million. Approximately $278 million is expected to be classified as sustaining capital expenditures and $2 million is expected to be classified as non-sustaining. Sustaining capital expenditures are expected to include approximately: $137 million for deferred stripping, $41 million for mobile equipment rebuilds, $33 million for mining equipment, $19 million for underground development, $17 million for TSF construction, $5 million for power plant rebuilds, $11 million for other mining costs, and $12 million for general site expenses. Non-sustaining capital expenditures are expected to include $2 million for relocation projects at Fekola Regional.

Masbate Mine – The Philippines

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024

Gold revenue ($ in thousands)	198,919	135,976	687,251	464,141
Gold sold (ounces)	47,420	51,010	195,813	193,270
Average realized gold price ($/ounce)	4,195	2,666	3,510	2,402
Tonnes of ore milled	2,190,866	2,190,610	8,830,995	8,600,241
Grade (grams/tonne)	0.91	0.95	0.89	0.96
Recovery (%)	78.0	74.1	78.0	72.8
Gold production (ounces)	49,900	49,534	196,526	194,046
Production costs ($ in thousands)	40,368	38,392	162,484	161,462
Cash operating costs(1) ($/gold ounce sold)	851	753	830	835
Cash operating costs(1) ($/gold ounce produced)	813	835	813	838
Total cash costs(1) ($/gold ounce sold)	1,078	897	1,018	974
All-in sustaining costs(1) ($/gold ounce sold)	1,230	1,102	1,239	1,155
Capital expenditures ($ in thousands)	6,109	9,534	41,257	29,763
Exploration ($ in thousands)	1,086	610	2,639	3,649

(1)  Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance in 2025, producing 196,526 ounces of gold, within its guidance range of 190,000 to 210,000 ounces. The better than expected gold production was due to better mill productivity, partially offset by lower than expected recoveries, due to a change in mining sequences. For the year ended December 31, 2025, mill feed grade was 0.89 g/t, mill throughput was a record 8.83 million tonnes, and gold recovery averaged 78.0%. In the fourth quarter of 2025, Masbate produced 49,900 ounces of gold, higher than expected, due to higher mill throughput.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2025, were $813 per ounce produced ($830 per gold ounce sold), below the guidance range of between $850 and $910 per ounce produced, primarily due to higher than expected gold production, lower than anticipated mining and processing costs including the impact of lower fuel costs. The Masbate Mine's cash operating costs for the fourth quarter of 2025 were $813 per gold ounce produced ($851 per gold ounce sold).

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Masbate Mine for the year ended December 31, 2025, were $1,239 per gold ounce sold, below the guidance range of between $1,245 and $1,305 per ounce sold. All-in sustaining costs for the year ended December 31, 2025, were lower than expected as a result of higher than anticipated gold ounces sold and lower than budgeted cash operating costs described above, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. All-in sustaining costs for the fourth quarter of 2025 were $1,230 per gold ounce sold.

Capital expenditures totalled $41 million in 2025, primarily consisting of $10 million for deferred stripping, $7 million for a solar plant, $5 million for process plant rebuilds, $7 million for mobile equipment purchases and rebuilds, $4 million for land acquisitions and $3 million for expansion of the existing TSF. Capital expenditures for the fourth quarter of 2025 totalled $6 million, primarily consisting of $1 million for process plant rebuilds, $1 million for land acquisitions, and $2 million for mobile equipment purchases and rebuilds.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2026 at cash operating costs of between $900 and $1,000 per ounce produced and all-in sustaining costs of between $1,430 and $1,580 per ounce sold. Gold production at Masbate is expected to be relatively consistent throughout 2026. Masbate is projected to process 8.2 million tonnes of ore at an average grade of 0.93 g/t gold with a process gold recovery of 74.9%. Mill feed will be a blend of mined fresh, transitional and ore from the Main Vein, Blue Quartz and Old Lady pits, as well as low-grade ore from stockpiles.

Capital expenditures in 2026 for the Masbate Mine are expected to total $61 million. Approximately $49 million are expected to be classified as sustaining capital expenditures and $12 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are expected to include $11 million for deferred stripping, $17 million for mobile equipment rebuilds and replacements, $8 million for continued construction of the solar plant, $7 million for tailings storage facility construction, $3 million for land acquisitions, $3 million for process plant rebuilds, and $1 million for general site capital projects. Non-sustaining capital expenditures are comprise of $9 million of land acquisition costs and $3 million of development costs for the Pajo project.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024

Gold revenue ($ in thousands)	211,775	134,034	685,069	486,213
Gold sold (ounces)	50,725	50,330	198,602	203,796
Average realized gold price ($/ounce)	4,175	2,663	3,449	2,386
Tonnes of ore milled	836,850	788,536	3,436,347	3,338,384
Grade (grams/tonne)	1.91	2.10	1.83	1.87
Recovery (%)	98.7	98.6	98.7	98.6
Gold production (ounces)	50,793	52,452	199,139	198,142
Production costs ($ in thousands)	33,653	35,206	130,327	136,145
Cash operating costs(1) ($/gold ounce sold)	663	700	656	668
Cash operating costs(1) ($/gold ounce produced)	716	733	658	699
Total cash costs(1) ($/gold ounce sold)	831	806	794	763
All-in sustaining costs(1) ($/gold ounce sold)	1,085	913	969	951
Capital expenditures ($ in thousands)	11,298	2,714	24,005	28,842
Exploration ($ in thousands)	1,700	2,634	8,133	7,825

(1)  Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced 199,139 ounces of gold in 2025, near the high end of its guidance range of between 185,000 and 205,000 ounces. For the year ended December 31, 2025, mill feed grade was 1.83 g/t, mill throughput was 3.44 million tonnes, and gold recovery averaged 98.7%. In the fourth quarter of 2025, the Otjikoto Mine produced 50,793 ounces of gold, significantly higher than expected, primarily due to the continued processing of high-grade open pit ore stockpiles after the end of open pit mining at the beginning of the fourth quarter of 2025. For the fourth quarter of 2025, mill feed grade was 1.91 g/t, mill throughput was 0.84 million tonnes, and gold recovery averaged 98.7%.

The Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2025, were $658 per gold ounce produced ($656 per gold ounce sold), below the mid-point of the guidance range of between $635 and $695 per gold ounce produced. For the fourth quarter of 2025, the Otjikoto Mine's cash operating costs were $716 per gold ounce produced ($663 per ounce gold sold). Lower than anticipated cash operating costs per ounce produced for the fourth quarter and year ended December 31, 2025, were driven by higher than budgeted gold ounces produced as noted above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Otjikoto Mine for the year ended December 31, 2025, were $969 per gold ounce sold, at the low end of its guidance range of $965 to $1,025 per gold ounce sold. All-in sustaining costs for the year ended December 31, 2025, were at the low-end of the guidance range as a result of higher than expected gold ounces sold and lower than anticipated sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures for 2025 were $8 million below budget mainly a result of lower than planned underground development. All-in sustaining costs for the fourth quarter of 2025 were $1,085 per gold ounce sold.

Capital expenditures totalled $24 million in 2025, consisting mainly of $11 million for Wolfshag underground development, $5 million for a TSF expansion, $4 million of Antelope development costs and $3 million of mobile equipment rebuild costs. Capital expenditures for the fourth quarter of 2025 totalled $11 million, primarily consisting of $4 million for Wolfshag underground development, $4 million for a TSF expansion and $3 million for Antelope development.

On September 15, 2025, the Company announced it had approved a development decision on the Antelope underground deposit. Subsequent to the release of the Preliminary Economic Assessment (“PEA”) results for the Antelope deposit on February 4, 2025, the Company completed further optimization work on a small-scale, low-cost, underground gold mine at Antelope, and believes that the estimated pre-production capital cost can be reduced from $129 million to $105 million. The majority of pre-production capital is expected to be spent in 2026 and 2027. The PEA indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounce per year over the life-of-mine. In combination with the processing of existing low-grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year from 2029 through 2032. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Otjikoto Mine in Namibia is expected to produce between 70,000 and 90,000 ounces of gold in 2026 at cash operating costs of between $1,200 and $1,300 per ounce produced and all-in sustaining costs of between $1,830 and $1,980 per ounce sold. Gold production at Otjikoto is anticipated to be lower than 2025 due to the completion of open pit mining activities in the fourth quarter of 2025. For the full year 2026, Otjikoto is projected to process a total of 3.4 million tonnes of ore at an average grade of 0.80 g/t gold with a process gold recovery of 97.4%. Processed ore will be sourced from the Wolfshag underground mine, supplemented by existing low-grade ore stockpiles.

Capital expenditures in 2026 for the Otjikoto Mine are expected to total $57 million. Approximately $26 million are expected to be classified as sustaining capital expenditures and $31 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are expected to include $13 million for underground development and $13 million for a TSF expansion. Non-sustaining capital expenditures relate to Antelope deposit development.

Goose Mine - Canada

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024

Gold revenue ($ in thousands)	136,758	—	165,651	—
Gold sold including pre-commercial sales (ounces)	31,938	—	39,623	—
Gold sold excluding pre-commercial sales (ounces)	31,938	—	31,938	—
Average realized gold price ($/ounce)	4,282	—	4,181	—
Tonnes of ore milled	210,317	—	355,835	—
Grade (grams/tonne)	6.22	—	5.16	—
Recovery (%)	91.7	—	90.1	—
Gold production including pre-commercial production (ounces)	38,616	—	53,170	—
Gold production excluding pre-commercial production (ounces)	38,616	—	38,616	—
Production costs ($ in thousands)	35,403	—	44,530	—
Cash operating costs post-commercial production(1) ($/gold ounce sold)	1,108	—	1,108	—
Cash operating costs post-commercial production(1) ($/gold ounce produced)	1,066	—	1,066	—
Total cash costs(1) ($/gold ounce sold)	1,156	—	1,156	—
All-in sustaining costs(1) ($/gold ounce sold)	2,249	—	2,249	—
Capital expenditures ($ in thousands)	76,089	149,262	471,453	515,391
Exploration ($ in thousands)	8,694	6,335	24,635	28,864

(1)  Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Back River Gold District in Canada consists of eleven mineral claims blocks along an 80 km belt and contains the most advanced project in the district, the 100% owned Goose Mine.

B2Gold acknowledges our partner the Kitikmeot Inuit Association (“KIA”), who has played a critical role for many years to ensure the development of a successful gold mining operation at the Goose Mine. Respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and the Company will continue to prioritize developing the District in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities. With its significant gold resource endowment, the Back River Gold District is expected to be a large, long life mining complex.

The Goose Mine achieved commercial production on October 2, 2025. During the year ended December 31, 2025, the Goose Mine produced 53,170 ounces of gold, at the low end of its guidance range of between 50,000 and 80,000 ounces. For the year ended December 31, 2025, mill feed grade was 5.16 g/t, mill throughput was 0.36 million tonnes, and gold recovery averaged 90.1%. In the fourth quarter of 2025, the Goose Mine produced 38,616 ounces of gold. For the fourth quarter of 2025, mill feed grade was 6.22 g/t, mill throughput was 0.21 million tonnes, and gold recovery averaged 91.7%. For the fourth quarter of 2025, mill feed predominantly came from the Umwelt deposit. Production for the Goose Mine in 2025 was impacted by crushing plant capacity shortfalls in the third quarter of 2025 and temporary delays in accessing higher grade ore from the Umwelt underground in the third quarter and early fourth quarter of 2025.

The Goose Mine crushing circuit is currently being supplemented with a mobile crusher. Production during the fourth quarter of 2025 was impacted by unseasonably low temperatures, which impacted the performance of the mobile crushing unit. The mobile crushing unit is not enclosed and is susceptible to operational interruptions in extreme cold. Initial modifications to improve performance of the crushing circuit in the near-term, including the addition of a run-of-mine bin and apron feeder which were ordered in late 2025, are scheduled to be implemented in the second half of 2026, at which point use of the mobile crusher will cease to be necessary full time. The Company estimates that the Goose Mine crushing circuit will be able to operate at an average daily capacity of approximately 3,200 tonnes per day (“tpd”) once these initial modifications are implemented. Additionally, the Company is studying more comprehensive crushing circuit improvements to increase design capacity of the existing crushing circuit to enable it to run at an average rate of 4,000 tpd. These studies will be finalized in the first half of 2026, at which point the Company will determine the optimal scope and timing of additional crushing circuit improvements.

The Goose Mine's cash operating costs (refer to “Non-IFRS Measures”) post-commercial production were $1,066 per gold ounce produced ($1,108 per gold ounce sold), well below the guidance range of between $2,300 and $2,360 per gold ounce produced mainly due to capitalization of a greater portion of site general and camp costs as construction costs than originally anticipated, as they related to ongoing construction activities. All-in sustaining costs (refer to “Non-IFRS Measures”) post-commercial production were $2,249 per gold ounce sold, well below the guidance range of between $3,290 and $3,350 per ounce sold due to lower cash costs per ounce as noted above, partially offset by lower gold ounces sold.

Capital expenditures in the year ended December 31, 2025, totalled $471 million and included $167 million of plant construction and mill optimization costs, $19 million of deferred stripping, $22 million for the power plant and $35 million of underground development costs. Costs for the year ended December 31, 2025, also included $11 million of commissioning costs and $119 million of site general and camp costs capitalized during the construction and ramp up from first pour to commercial production. Capital expenditures in the fourth quarter of 2025 totalled $77 million primarily consisting of $42 million of plant construction and mill optimization costs, $4 million of deferred stripping, $1 million for the power plant and $16 million of underground development costs. Costs in the fourth quarter of 2025 also included $1 million of commissioning costs and $19 million of site general and camp costs related to ongoing construction activities.

The Goose Mine in Canada is expected to produce between 170,000 and 230,000 ounces of gold in 2026 at cash operating costs of between $1,610 and $1,810 per ounce produced and all-in sustaining costs of between $2,670 and $2,970 per ounce sold. For the full year 2026, Goose is projected to process a total of 1.04 million tonnes of ore at an average grade of 6.83 g/t gold with a process gold recovery of 92.5%. Mining and processing of higher-grade ore from the Umwelt underground commenced in late October 2025 and processed ore will continue to be sourced from the Umwelt surface and underground mining operations in 2026. Throughput for 2026 is expected to ramp up through the year as the weather warms, which will increase the availability of the mobile crushing unit. Use of the mobile crushing unit is expected to continue during 2026 until the installation of the run-of-mine bin and apron feeder is completed, at which point the Goose Mine is expected to operate in the near-term at an average daily capacity of approximately 3,200 tpd. Based on the factors described above, combined with the mill feed grade profile, the Company anticipates annual gold production will be heavily weighted to the second half of 2026, with approximately 65% of estimated annual gold production to be achieved during the third and fourth quarters. The Company expects crushing capacity will be able to be increased up to 4,000 tpd in the first half of 2027, upon which annual gold production is expected to exceed 300,000 ounces per year and continuing over the medium-term. Cash operating costs and all-in sustaining costs are forecast to drop significantly once the operation is ramped up to full production capacity.

Capital expenditures in 2026 at Goose are expected to total $202 million. Approximately $188 million are expected to be classified as sustaining capital expenditures and $14 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are expected to include $47 million of deferred stripping, $41 million for site infrastructure and civil projects, $38 million for underground development, $22 million for mobile equipment purchases, $13 million for underground infrastructure, $7 million for projects at the marine laydown area, $6 million for TSF construction, $6 million for powerhouse rebuilds, and $5 million for mobile equipment rebuilds. Non-sustaining capital expenditures relate to completion of ongoing site construction activities, but do not include capital expenditures related to the more comprehensive crushing circuit optimizations being evaluated. Estimated capital expenditures for any additional crushing circuit optimization changes will be released once the studies are completed in the first half of 2026 and the Company has determined which improvements to pursue.

Goose Mine Opportunities

Significant exploration potential remains across the Back River Gold District, with a total of $46 million budgeted for exploration in 2026. The Company's exploration programs have historically been successful in upgrading Inferred Mineral Resources to Indicated Mineral Resources, and the Company is optimistic that it can successfully upgrade a significant portion of the Inferred Mineral Resources in 2026.

In addition, work continues on the optimization study for the Goose Mine as previously announced in March 2025, including the potential installation of a SAG mill to be paired in conjunction with the existing 4,000 tpd ball mill, which could expand mill throughput capacity up to 6,000 tpd. The results of the studies are expected to be finalized in the first half of 2026, and are also expected to reflect two additional value drivers for the Goose Mine related to the potential reduction in carbon taxes paid over the life of the mine, and a reduction in the annual amount of fuel consumed as a result of equipment optimizations.

Once these studies are completed the Company will assess the economics of each option and pursue the desired choice. This assessment is expected to include consideration of whether the Company should postpone any expenditures to increase Goose Mine milling capacity in favor of potential future capital development at George and other Back River Gold District regional targets.

In connection with these studies, B2Gold will also be reviewing any regulatory requirements and engaging with the KIA and local communities to ensure any proposed optimization of the Goose Mine provides benefits to all stakeholders.

Gramalote Project - Colombia

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Following consolidation of the ownership, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for the Gramalote PEA, the results of which were announced on June 18, 2024.

On July 14, 2025, the Company announced the results of a 2025 Gramalote Feasibility study which demonstrated that the Gramalote Project has a meaningful production profile, favorable metallurgical characteristics and positive project economics. The study assumes a mill with an annual processing rate of 6.0 million tonnes per annum, an initial open pit mine life of 11 years, and a processing life of 13 years. The study shows average annual grade processed over the first five years of 1.23 g/t, with a life-of-mine grade of 0.96 g/t and average annual gold production over the first five years of 227,000 ounces of gold per year, with life-of-mine average annual gold production of 177,000 ounces per year. Financial results include all-in sustaining costs of $985 per ounce over the life of the project, with an after-tax net present value of $941 million and an internal rate of return of 22.4% assuming a $2,500 per ounce gold price.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. The Modified Work Plan was submitted in December 2025, and the Modified Environmental Impact Study is expected to be submitted later in the first quarter of 2026, with completion of the modification process expected to take approximately twelve months. In conjunction with these permit modifications, the Company also intends to complete a significant portion of its resettlement objectives by the end of 2026, in accordance with its existing resettlement plan. Assessment of the Gramalote Project remains ongoing. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

The Gramalote Project has a budget of $61 million for 2026, to continue to de-risk the project, including $35 million to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Exploration

B2Gold executed another year of aggressive exploration in 2025 incurring $61 million (including $10 million of target generation costs included in other operating expenses in the Consolidated Statement of Operations), in line with expectations. Exploration in 2025 was focused predominantly on the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Mine and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine focused on drilling the Antelope deposit. In Mali, the exploration program at the Fekola Complex was directed at a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at the Masbate Mine focused on extending the Pajo deposit drilling targets immediately south of mine infrastructure.

B2Gold is planning another year of extensive exploration in 2026 with a budget of approximately $73 million. A significant focus will be on exploration at the Back River Gold District, with the continued goal of enhancing and growing the significant resource base at the Goose Mine and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be focused on enhancing and increasing the resources at the Antelope deposit. In Mali, an ongoing focus will be on discovery of additional high-grade, sulphide mineralization across the Fekola Complex. In the Philippines, the exploration program at the Masbate Mine will continue to focus on new targets located south of the existing infrastructure as well as commencing exploration on the newly permitted Uson Project. Early-stage exploration programs will continue in the Philippines and Kazakhstan in 2026. Finally, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp., Founders Metals Inc., AuMEGA Metals Ltd., and Prospector Metals Corp.

Back River Gold District Exploration

A total of $32 million was budgeted for exploration at the Back River Gold District in 2025 to complete approximately 25,000 meters (“m”) of drilling, including confirmation drilling at the Umwelt deposit, as well as exploration drilling at several Goose Mine regional targets that were developed based on structural modelling and geophysical re-processing. For the year ended December 31, 2025, the Company ultimately incurred $35 million on Back River Gold District exploration and completed 19,735 m of drilling over 87 drill holes at the Goose Mine. This included 14,480 m over 39 drill holes at the Umwelt deposit, 4,231 m over 15 drill holes at the Llama deposit area, 7,361 m over 14 exploration target drill holes, and 137 m over one metallurgical hole at the Goose Main deposit.

In addition, 8,863 m over 57 holes were drilled on the Back River Gold District regional projects, including George, Boot, Del, Needle and Boulder.

2026 Guidance for Back River Gold District Exploration

A total of $46 million is budgeted for exploration at the Back River Gold District in 2026, of which $24 million is planned for the Goose Mine. A total of 12,000 m of drilling will target extensions of the Llama and Umwelt deposits, the largest and highest-grade resources at the Goose Mine. In addition, follow up drilling of significant results returned at the Nuvuyak, Mammoth and Hook targets is planned.

Regional exploration including geophysics, mapping, prospecting and till sampling will be undertaken on the George, Boot, Boulder, Del, Beech and Needle projects. This regional work will also include an estimated 13,000 m of diamond drilling to follow up drill ready targets defined during the 2025 summer regional exploration program. A significantly increased budget of $22 million is being allocated for the Back River regional projects.

Mali Exploration

A total of $9 million was budgeted for exploration in Mali in 2025 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. In addition, the FNE target immediately north of the main Fekola open pit was drilled, adding easily accessible resources close to Fekola infrastructure. A total of 20,000 m of diamond and reverse circulation drilling was planned for 2025. A total of 7,277 m over 62 holes of diamond and reverse circulation drilling was completed. For the year ended December 31, 2025, the Company ultimately incurred $7 million on Mali exploration.

In addition, the Mali exploration team assisted operations in completing 37,181 m over 934 holes to complete the first phase of grade control drilling on the Menankoto permit and the drilling of grade control, infill and extension drilling at the Fekola underground, completing 31,196 m over 277 holes.

2026 Guidance for Mali Exploration

A total of $5 million is budgeted for exploration in Mali in 2026 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 16,000 m of diamond and reverse circulation drilling is planned for the Fekola Complex in 2026.

The Philippines Exploration

The total budget for the Philippines in 2025 was $5 million, of which the Masbate exploration budget was $3 million, including approximately 4,200 m of drilling. The 2025 exploration program focused on drilling several greenfield targets between 3 km and 12 km south of the Masbate Mine infrastructure. For the year ended December 31, 2025, the Company incurred $3 million for Masbate Mine exploration, which was in-line with the budget (included approximately 4,867 m of diamond drilling in 32 holes).

In addition, $2 million was allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. For the year ended December 31, 2025, the Company incurred $2 million on targeting new regional projects.

2026 Guidance for The Philippines Exploration

The total budget for the Philippines in 2026 is $5 million, of which the Masbate exploration budget is $3 million, including approximately 4,200 m of drilling. The 2026 exploration program will continue to focus on exploration of new regional targets located south of the main mine infrastructure at Masbate.

An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 2,000 m is allocated to testing new projects.

Namibia Exploration

A total of $7 million was budgeted for exploration at Otjikoto in 2025. The focus of the exploration program was drilling the Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 39,000 m of drilling planned. The Antelope deposit, comprised of the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to confirmatory drilling, was discovered in 2022 following deep drill testing by B2Gold exploration personnel on three-dimensional models of airborne magnetic data. For the year ended December 31, 2025, the Company incurred $8 million, which included 35,924 m of diamond and reverse circulation drilling at the Otjikoto mine area.

2026 Guidance for Namibia Exploration

A total of $6 million is budgeted for exploration at Otjikoto in 2026. The focus of the exploration program will be drilling to expand and refine the Antelope deposit with a total of 44,000 m of drilling planned.

Greenfield Exploration

B2Gold allocated approximately $9 million in 2025 for its grassroots exploration programs, including Finland and Cote d’Ivoire. The spend ultimately incurred on greenfield exploration for the year ended December 31, 2025, was approximately $5 million.

In addition to the defined programs noted above, the Company allocated approximately $8 million for the generation and evaluation of new greenfield targets of which $3 million was spent during the year ended December 31, 2025.

2026 Guidance for Greenfield Exploration

B2Gold has allocated approximately $9 million to other grassroots exploration projects in 2026. This includes $2 million (7,200 m) in Kazakhstan and $2 million in Finland. In addition to the defined programs noted above, the Company has allocated approximately $4 million for the generation and evaluation of new greenfield targets.

Fourth Quarter and Full Year 2025 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, February 19, 2026, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (833) 821-2803
  All other callers: +1 (647) 846-2419

The conference call will be available to playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855) 669-9658, replay access code 8916212. All other callers: +1 (412) 317-0088, replay access code 8916212.

About B2Gold

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2026; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2026 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Mine; total consolidated gold production of between 820,000 and 970,000 ounces in 2026, with cash operating costs of between $1,155 and $1,280 per ounce and all-in sustaining costs of between $2,400 and $2,580 per ounce; B2Gold's continued prioritization of operating the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine annual gold production exceeding 300,000 ounces per year beginning in 2027 and continuing over the medium-term; trucking of selective higher-grade saprolite material from the Anaconda Area to the Fekola mill having the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources, including up to 180,000 ounces in the first five years of production between 2027 and 2032; the receipt of the exploitation permit for Fekola Regional in the first quarter of 2026 and Fekola Regional production expected to commence in the second half of 2026; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 per year during the low-grade stockpile processing in 2029 through 2032; the timing and results of the optimization studies on the Goose Mine; the potential to develop the Gramalote Project as an open pit gold mine; planned 2026 exploration budgets for Canada, Mali, Namibia, The Philippines, Finland, Kazakhstan and other grassroots projects and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules the SEC for domestic United States Issuers (the “SEC Rules”), (the “Exchange Act”).   Accordingly, mineral reserve and mineral resource information and other technical information contained in this news release may not be comparable to similar information disclosed by United States companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance.   Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

B2GOLD CORP. CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in thousands of United States dollars, except shares and per share amounts) (Unaudited)

	For the three months ended Dec. 31, 2025	For the three months ended Dec. 31, 2024	For the twelve months ended Dec. 31, 2025	For the twelve months ended Dec. 31, 2024

Gold revenue	$1,053,977	$499,788	$3,061,238	$1,902,030

Cost of sales
Production costs	(227,935)	(181,376)	(745,446)	(681,828)
Depreciation and depletion	(143,904)	(93,903)	(440,831)	(367,408)
Royalties and production taxes	(130,887)	(50,554)	(344,178)	(146,599)
Total cost of sales	(502,726)	(325,833)	(1,530,455)	(1,195,835)

Gross profit	551,251	173,955	1,530,783	706,195

General and administrative	(24,253)	(19,094)	(67,087)	(59,483)
Share-based payments	(3,985)	(9,863)	(24,954)	(24,678)
Non-recoverable input taxes	(1,734)	(2,859)	(14,391)	(13,211)
Foreign exchange losses	(14,488)	(15,850)	(9,745)	(23,692)
Share of net income (loss) of associates	1,170	(1,951)	(755)	2,630
Community relations	69	(1,123)	(12,510)	(2,909)
Write-down of mining interests	—	—	(5,118)	(636)
Impairment of long-lived assets	—	—	—	(876,376)
Gain on sale of mining interests	—	—	—	56,115
Gain on sale of shares in associate	—	—	—	16,822
Other income (expense)	3,013	5,200	(13,964)	(29,104)
Operating income (loss)	511,043	128,415	1,382,259	(248,327)

Losses (gains) on derivative instruments	(96,621)	2,837	(266,794)	(2,837)
Change in fair value of gold stream	(37,958)	(5,629)	(118,364)	(26,825)
Interest and financing expense	(22,395)	(10,846)	(37,702)	(34,848)
Interest income	3,328	3,597	12,448	20,734
Losses on dilution of associate	—	—	—	(8,984)
Other income (expense)	2,451	(10,069)	4,952	(8,137)
Income (loss) from operations before taxes	359,848	108,305	976,799	(309,224)

Current income tax, withholding and other taxes	(304,448)	(86,641)	(694,650)	(319,726)
Deferred income tax recovery (expense)	124,859	(30,989)	144,550	2,297
Net income (loss)	$180,259	$(9,325)	$426,699	$(626,653)

Attributable to:
Shareholders of the Company	$170,584	$(11,881)	$401,908	$(629,891)
Non-controlling interests	9,675	2,556	24,791	3,238
Net income (loss)	$180,259	$(9,325)	$426,699	$(626,653)

Earnings (loss) per share (attributable to shareholders of the Company)
Basic	$0.13	$(0.01)	$0.30	$(0.48)
Diluted	$0.11	$(0.01)	$0.28	$(0.48)

Weighted average number of common shares outstanding (in thousands)
Basic	1,336,691	1,313,960	1,325,322	1,308,850
Diluted	1,497,855	1,313,960	1,480,858	1,308,850

B2GOLD CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of United States dollars) (Unaudited)

	For the three months ended Dec. 31, 2025	For the three months ended Dec. 31, 2024	For the twelve months ended Dec. 31, 2025	For the twelve months ended Dec. 31, 2024
Operating activities
Net income (loss)	$180,259	$(9,325)	$426,699	$(626,653)
Mine restoration provisions settled	(1,477)	(620)	(3,134)	(2,088)
Non-cash charges, net	177,349	154,570	805,682	1,289,104
Delivery into prepaid sales	(144,699)	—	(288,792)	—
Proceeds from prepaid sales	—	—	—	500,023
Changes in non-cash working capital	104,935	(101,031)	189,886	(155,179)
Changes in long-term inventory	(7,539)	62,052	(109,705)	(55,413)
Changes in long-term value added tax receivables	(22,464)	14,898	(124,800)	(72,190)
Cash provided by operating activities	286,364	120,544	895,836	877,604

Financing activities
Proceeds from convertible senior unsecured notes, net of financing costs	—	—	445,913	—
Revolving credit facility draw downs, net of financing costs	—	245,753	195,869	445,753
Revolving credit facility repayments	(50,000)	(50,000)	(450,000)	(200,000)
Equipment facility draw downs, net of financing costs	4,720	7,779	21,463	7,779
Equipment loan facility repayments	(1,759)	(2,156)	(14,003)	(11,042)
Interest and commitment fees paid	(5,990)	(5,904)	(18,447)	(11,648)
Common shares issued in flow-through financing	13,920	10,073	13,920	10,073
Common shares issued on exercise of stock options	30,747	108	66,083	3,122
Repurchase of common shares	—	—	(9,849)	—
Dividends paid	(26,014)	(46,662)	(103,444)	(184,632)
Principal payments on lease arrangements	(5,186)	(1,146)	(22,078)	(6,531)
Distributions to non-controlling interests	(7,473)	(110,169)	(29,914)	(122,869)
Realized loss on derivative instruments	(32,633)	—	(36,846)	—
Other	83	473	(21)	923
Cash (used) provided by financing activities	(79,585)	48,149	58,646	(69,072)

Investing activities
Expenditures on mining interests:
Fekola Mine	(50,175)	(59,571)	(222,670)	(257,776)
Masbate Mine	(6,109)	(9,534)	(41,257)	(29,763)
Otjikoto Mine	(11,298)	(2,714)	(24,005)	(28,842)
Goose Mine	(76,089)	(149,262)	(471,453)	(515,391)
Fekola Regional Properties	(7,093)	(3,444)	(20,845)	(16,861)
Gramalote Project	(8,445)	(6,901)	(31,920)	(17,128)
Other exploration	(15,467)	(13,465)	(50,679)	(52,629)
Purchases of long-term investments	(12,672)	(9,660)	(25,850)	(16,576)
Purchase of shares in associate	—	—	(4,800)	(9,089)
Purchases of short-term investments	(19,490)	(16,361)	(45,041)	(16,361)
Redemptions of short-term investments	23,940	5,386	54,949	5,386
Funding of reclamation deposits	(2,661)	(802)	(10,915)	(5,797)
Cash proceeds on sale of investment in associate	—	—	—	100,302
Cash proceeds on sale of long-term investments	—	15,276	—	92,564
Cash proceeds from sale of mining interest	—	7,500	—	7,500
Other	1,794	(8,415)	1,746	(2,840)
Cash used by investing activities	(183,765)	(251,967)	(892,740)	(763,301)

Increase (decrease) in cash and cash equivalents	23,014	(83,274)	61,742	45,231

Effect of exchange rate changes on cash and cash equivalents	(9,818)	(10,868)	(18,289)	(15,155)
Cash and cash equivalents, beginning of period	367,228	431,113	336,971	306,895
Cash and cash equivalents, end of period	$380,424	$336,971	$380,424	$336,971

B2GOLD CORP. CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2025	2024
Assets
Current
Cash and cash equivalents	$380,424	$336,971
Receivables, prepaids and other	58,293	41,059
Value-added and other tax receivables	63,732	46,173
Inventories	627,225	477,586
	1,129,674	901,789

Long-term investments	286,066	76,717
Long-term value-added tax receivables	276,035	244,147
Mining interests	3,760,337	3,291,435
Investment in associates	98,183	91,417
Long-term inventories	177,595	134,529
Other assets	74,986	73,964
Deferred income taxes	76,440	—
	$5,879,316	$4,813,998
Liabilities
Current
Accounts payable and accrued liabilities	$174,802	$156,352
Current income and other taxes payable	267,073	103,557
Current portion of prepaid gold sales	285,458	272,781
Current portion of long-term debt	33,870	16,419
Current portion of derivative instruments	237,308	1,606
Current portion of gold stream obligation	24,500	6,900
Current portion of mine restoration provisions	18,114	7,170
Other current liabilities	20,131	15,902
	1,061,256	580,687

Prepaid gold sales	—	265,329
Long-term debt	564,440	421,464
Gold stream obligation	258,231	159,525
Mine restoration provisions	151,293	140,541
Deferred income taxes	151,343	169,738
Employee benefits obligation	25,103	18,410
Other long-term liabilities	26,134	22,607
	2,237,800	1,778,301
Equity
Shareholders’ equity
Share capital	3,607,005	3,510,271
Contributed surplus	151,218	91,184
Accumulated other comprehensive income (loss)	55,955	(102,771)
Retained deficit	(220,613)	(515,619)
	3,593,565	2,983,065
Non-controlling interests	47,951	52,632
	3,641,516	3,035,697
	$5,879,316	$4,813,998

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Production costs	118,511	40,368	33,653	35,403	227,935
Royalties and production taxes	110,134	10,737	8,486	1,529	130,886

Total cash costs	228,645	51,105	42,139	36,932	358,821

Gold sold (ounces)	153,407	47,420	50,725	31,938	283,490

Cash operating costs per ounce ($/gold ounce sold)	773	851	663	1,108	804

Total cash costs per ounce ($/gold ounce sold)	1,490	1,078	831	1,156	1,266

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	107,778	38,392	35,206	181,376	—	181,376
Royalties and production taxes	37,792	7,381	5,381	50,554	—	50,554

Total cash costs	145,570	45,773	40,587	231,930	—	231,930

Gold sold (ounces)	86,453	51,010	50,330	187,793	—	187,793

Cash operating costs per ounce ($/gold ounce sold)	1,247	753	700	966	—	966

Total cash costs per ounce ($/gold ounce sold)	1,684	897	806	1,235	—	1,235

	For the year ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$		$

Production costs	408,105	162,484	130,327	44,530	745,446
Royalties and production taxes	277,902	36,950	27,417	1,909	344,178
Less pre-commercial production costs	—	—	—	(9,507)	(9,507)

Total cash costs	686,007	199,434	157,744	36,932	1,080,117

Gold sold (ounces)	493,759	195,813	198,602	39,623	927,797
Less pre-commercial sales (ounces)	—	—	—	(7,685)	(7,685)

Gold sold from commercial production (ounces)	493,759	195,813	198,602	31,938	920,112

Cash operating costs per ounce ($/gold ounce sold)	827	830	656	1,108	800

Total cash costs per ounce ($/gold ounce sold)	1,389	1,018	794	1,156	1,174

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	681,828	25,126	706,954
Royalties and production taxes	100,353	26,801	19,445	146,599	1,565	148,164

Total cash costs	484,574	188,263	155,590	828,427	26,691	855,118

Gold sold (ounces)	404,458	193,270	203,796	801,524	19,644	821,168

Cash operating costs per ounce ($/gold ounce sold)	950	835	668	851	1,279	861

Total cash costs per ounce ($/gold ounce sold)	1,198	974	763	1,034	1,359	1,041

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. Cash operating costs per gold ounce produced do not include pre-commercial production from the Goose Mine. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Production costs	118,511	40,368	33,653	35,403	227,935
Inventory sales adjustment	(13,439)	184	2,717	5,780	(4,758)

Cash operating costs	105,072	40,552	36,370	41,183	223,177

Gold produced (ounces)	163,720	49,900	50,793	38,616	303,029

Cash operating costs per ounce ($/gold ounce produced)	642	813	716	1,066	736

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	107,778	38,392	35,206	181,376	—	181,376
Inventory sales adjustment	(7,600)	2,950	3,245	(1,405)	—	(1,405)

Cash operating costs	100,178	41,342	38,451	179,971	—	179,971

Gold produced (ounces)	84,015	49,534	52,452	186,001	—	186,001

Cash operating costs per ounce ($/gold ounce produced)	1,192	835	733	968	—	968

	For the year ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Production costs	408,105	162,484	130,327	44,530	745,446
Inventory sales adjustment	1,734	(2,799)	635	11,923	11,493
Pre-commercial production costs	—	—	—	(15,270)	(15,270)

Cash operating costs	409,839	159,685	130,962	41,183	741,669

Gold Produced (in ounces)	530,769	196,526	199,139	53,170	979,604
Less pre-commercial production ounces	—	—	—	(14,554)	(14,554)

Gold produced from commercial production (ounces)	530,769	196,526	199,139	38,616	965,050

Cash operating costs per ounce ($/gold ounce produced)	772	813	658	1,066	769

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	681,828	25,126	706,954
Inventory sales adjustment	4,905	1,183	2,391	8,479	—	8,479

Cash operating costs	389,126	162,645	138,536	690,307	25,126	715,433

Gold produced (ounces)	392,946	194,046	198,142	785,134	19,644	804,778

Cash operating costs per ounce ($/ gold ounce produced)	990	838	699	879	1,279	889

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Corporate	Grand Total
	$	$	$	$	$	$

Production costs	118,511	40,368	33,653	35,403	—	227,935
Royalties and production taxes	110,134	10,737	8,486	1,529	—	130,886
Corporate administration	5,718	1,279	1,150	166	15,940	24,253
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	(43)	—	—	—	3,596	3,553
Community relations	1,183	78	681	698	—	2,640
Reclamation liability accretion	632	331	226	472	—	1,661
Realized losses (gains) on fuel derivative contracts	165	112	(5)	—	—	272
Sustaining lease expenditures	4,897	301	1,648	—	451	7,297
Sustaining capital expenditures(2)	50,175	5,022	8,467	24,869	—	88,533
Sustaining mine exploration(2)	609	102	719	8,694	—	10,124

Total all-in sustaining costs	291,981	58,330	55,025	71,831	19,987	497,154

Gold sold (ounces)	153,407	47,420	50,725	31,938	—	283,490

All-in sustaining cost per ounce ($/gold ounce sold)	1,903	1,230	1,085	2,249	—	1,754

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Operating mine capital expenditures	50,175	6,109	11,298	76,089	143,671
Plant and infrastructure construction	—	—	—	(51,220)	(51,220)
Land acquisitions	—	(1,018)	—	—	(1,018)
Other	—	(69)	(2,831)	—	(2,900)

Sustaining capital expenditures	50,175	5,022	8,467	24,869	88,533

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Operating mine exploration	609	1,086	1,700	8,694	12,089
Regional exploration	—	(984)	(981)	—	(1,965)

Sustaining mine exploration	609	102	719	8,694	10,124

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	107,778	38,392	35,206	—	181,376	—	181,376
Royalties and production taxes	37,792	7,381	5,381	—	50,554	—	50,554
Corporate administration	3,209	1,168	1,089	13,628	19,094	—	19,094
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	16	—	—	3,532	3,548	—	3,548
Community relations	543	89	491	—	1,123	—	1,123
Reclamation liability accretion	443	299	226	—	968	—	968
Realized losses on fuel derivative contracts	465	255	83	—	803	—	803
Sustaining lease expenditures	80	309	230	483	1,102	—	1,102
Sustaining capital expenditures(2)	41,809	7,993	2,590	—	52,392	—	52,392
Sustaining mine exploration(2)	1,292	320	658	—	2,270	—	2,270

Total all-in sustaining costs	193,427	56,206	45,954	17,643	313,230	—	313,230

Gold sold (ounces)	86,453	51,010	50,330	—	187,793	—	187,793

All-in sustaining cost per ounce ($/gold ounce sold)	2,237	1,102	913	—	1,668	—	1,668

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	59,571	9,534	2,714	71,819	—	71,819
Road construction	(278)	—	—	(278)	—	(278)
Fekola underground	(17,484)	—	—	(17,484)	—	(17,484)
Land acquisitions	—	(1,541)	—	(1,541)	—	(1,541)
Other	—	—	(124)	(124)	—	(124)

Sustaining capital expenditures	41,809	7,993	2,590	52,392	—	52,392

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,292	610	2,634	4,536	—	4,536
Regional exploration	—	(290)	(1,976)	(2,266)	—	(2,266)

Sustaining mine exploration	1,292	320	658	2,270	—	2,270

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Corporate	Grand Total
	$	$	$	$	$	$

Production costs	408,105	162,484	130,327	44,530	—	745,446
Royalties and production taxes	277,902	36,950	27,417	1,909	—	344,178
Corporate administration	16,511	2,977	4,448	166	42,985	67,087
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	—	14,409	14,409
Community relations	2,321	350	1,850	7,989	—	12,510
Reclamation liability accretion	2,581	1,344	970	1,604	—	6,499
Realized losses on fuel derivative contracts	925	578	90	—	—	1,593
Sustaining lease expenditures	5,148	1,262	5,306	—	1,780	13,496
Sustaining capital expenditures(2)	176,787	36,488	20,161	24,869	—	258,305
Sustaining mine exploration(2)	609	220	1,910	8,694	—	11,433

Total all-in sustaining costs	890,889	242,653	192,479	89,761	59,174	1,474,956
Less all-in sustaining costs related to pre-commercial production	—	—	—	(17,930)	—	(17,930)

Total all-in sustaining costs from commercial production	890,889	242,653	192,479	71,831	59,174	1,457,026

Gold Sold (ounces)	493,759	195,813	198,602	39,623	—	927,797
Less pre-commercial sales ounces	—	—	—	(7,685)	—	(7,685)

Gold Sold from commercial production (ounces)	493,759	195,813	198,602	31,938	—	920,112

All-in sustaining cost per ounce ($/gold ounce sold)	1,804	1,239	969	2,249	—	1,584

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Operating mine capital expenditures	222,670	41,257	24,005	471,453	759,385
Pre-production capital expenditures	—	—	—	(395,364)	(395,364)
Plant and infrastructure construction	—	—	—	(51,220)	(51,220)
Fekola underground	(45,883)	—	—	—	(45,883)
Land acquisitions	—	(3,729)	—	—	(3,729)
Other	—	(1,040)	(3,844)	—	(4,884)

Sustaining capital expenditures	176,787	36,488	20,161	24,869	258,305

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Grand Total
	$	$	$	$	$

Operating mine exploration	609	2,639	8,133	24,635	36,016
Regional exploration	—	(2,419)	(6,223)	(15,941)	(24,583)

Sustaining mine exploration	609	220	1,910	8,694	11,433

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	—	681,828	25,126	706,954
Royalties and production taxes	100,353	26,801	19,445	—	146,599	1,565	148,164
Corporate administration	11,220	2,767	4,781	40,715	59,483	1,463	60,946
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	111	—	—	16,150	16,261	—	16,261
Community relations	962	228	1,719	—	2,909	—	2,909
Reclamation liability accretion	1,815	1,234	961	—	4,010	—	4,010
Realized losses on fuel derivative contracts	100	35	73	—	208	—	208
Sustaining lease expenditures	329	1,248	1,254	1,989	4,820	—	4,820
Sustaining capital expenditures(2)	193,277	27,314	27,668	—	248,259	2,392	250,651
Sustaining mine exploration(2)	4,428	2,121	1,769	—	8,318	—	8,318

Total all-in sustaining costs	696,816	223,210	193,815	58,854	1,172,695	30,546	1,203,241

Gold sold (ounces)	404,458	193,270	203,796	—	801,524	19,644	821,168

All-in sustaining cost per ounce ($/gold ounce sold)	1,723	1,155	951	—	1,463	1,555	1,465

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	257,776	29,763	28,842	316,381	2,392	318,773
Road construction	(887)	—	—	(887)	—	(887)
Fekola underground	(63,612)	—	—	(63,612)	—	(63,612)
Land acquisitions	—	(2,189)	—	(2,189)	—	(2,189)
Other	—	(260)	(1,174)	(1,434)	—	(1,434)

Sustaining capital expenditures	193,277	27,314	27,668	248,259	2,392	250,651

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,428	3,649	7,825	15,902	—	15,902
Regional exploration	—	(1,528)	(6,056)	(7,584)	—	(7,584)

Sustaining mine exploration	4,428	2,121	1,769	8,318	—	8,318

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted average number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income (loss) to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income (loss) attributable to shareholders of the Company for the period:	170,584	(11,881)	401,908	(629,891)
Adjustments for non-recurring items and significant recurring non-cash items:
Unrealized losses (gains) on derivative instruments	63,717	(3,639)	236,087	2,630
Change in fair value of gold stream	37,958	5,629	118,364	26,825
Realized gain on total return swap	—	—	(7,731)	—
Write-down of mining interests	—	—	5,118	636
Impairment of long-lived assets	—	—	—	858,301
Gain on sale of mining interests	—	—	—	(56,115)
Gain on sale of shares in associate	—	—	—	(16,822)
Regulatory dispute settlement	—	—	—	15,089
Dilution loss on investment in Calibre	—	—	—	8,984
Deferred income tax (recovery) expense	(125,008)	27,324	(141,893)	(3,095)

Adjusted net income attributable to shareholders of the Company for the period	147,251	17,433	611,853	206,542

Basic weighted average number of common shares outstanding (in thousands)	1,336,691	1,313,960	1,325,322	1,308,850

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.11	0.01	0.46	0.16

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, IR, Corporate Development & Treasury
+1 604-681-8371
investor@b2gold.com

Cherry De Geer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com